SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited condensed consolidated financial results of China Unicom (Hong Kong) Limited for the nine months ended September 30, 2013.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: October 25, 2013	By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the nine months ended 30 September 2013.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the nine months ended 30 September 2013.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in Renminbi (“RMB”) millions)

	Note	30 September 2013	31 December 2012
ASSETS
Non-current assets
Property, plant and equipment		416,857	430,997
Lease prepayments		7,489	7,601
Goodwill		2,771	2,771
Deferred income tax assets		8,583	6,534
Financial assets at fair value through other comprehensive income		6,242	5,567
Other assets		16,897	14,480

		458,839	467,950

Current assets
Inventories and consumables		6,610	5,803
Accounts receivable		15,472	13,753
Prepayments and other current assets		11,378	9,580
Amounts due from related parties		15	18
Amounts due from domestic carriers		632	738
Short-term bank deposits		52	32
Cash and cash equivalents		18,969	18,250

		53,128	48,174

Total assets		511,967	516,124

EQUITY
Equity attributable to equity shareholders of the Company
Share capital		2,325	2,311
Share premium		174,910	173,473
Reserves		(20,507)	(20,509)
Retained profits
- Proposed 2012 final dividend		—	2,828
- Others		59,767	51,402

Total equity		216,495	209,505

	Note	30 September 2013	31 December 2012
LIABILITIES
Non-current liabilities
Long-term bank loans		432	536
Convertible bonds	4	11,083	—
Corporate bonds		2,000	2,000
Deferred income tax liabilities		20	20
Deferred revenue		1,355	1,412
Other obligations		233	331

		15,123	4,299

Current liabilities
Accounts payable and accrued liabilities		96,403	108,486
Taxes payable		4,238	1,820
Amounts due to ultimate holding company		1,880	567
Amounts due to related parties		3,903	4,767
Amounts due to domestic carriers		2,892	1,163
Commercial papers		38,000	38,000
Short-term bank loans		82,790	69,175
Convertible bonds	4	—	11,215
Current portion of long-term bank loans		111	850
Current portion of promissory notes		—	15,000
Current portion of corporate bonds		—	5,000
Dividend payable		653	561
Current portion of deferred revenue		490	729
Current portion of other obligations		2,625	2,642
Advances from customers		46,364	42,345

		280,349	302,320

Total liabilities		295,472	306,619

Total equity and liabilities		511,967	516,124

Net current liabilities		(227,221)	(254,146)

Total assets less current liabilities		231,618	213,804

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Nine months ended 30 September
	Note	2013	2012
Revenue		220,170	185,192
Interconnection charges		(15,051)	(13,949)
Depreciation and amortisation		(51,058)	(45,501)
Network, operation and support expenses		(24,669)	(24,068)
Employee benefit expenses		(22,904)	(21,061)
Costs of telecommunications products sold		(48,180)	(33,776)
Other operating expenses		(45,391)	(37,557)
Finance costs		(2,428)	(2,988)
Interest income		136	181
Other income—net		531	788

Profit before income tax		11,156	7,261
Income tax expenses		(2,782)	(1,808)

Profit for the period		8,374	5,453

Profit attributable to:
Equity shareholders of the Company		8,374	5,453

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (in RMB)	3	0.35	0.23

Diluted earnings per share (in RMB)	3	0.35	0.23

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Nine months ended 30 September
	2013	2012
Profit for the period	8,374	5,453

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	674	(1,533)
Tax effect on changes in fair value of financial assets through other comprehensive income	(170)	383

Changes in fair value of financial assets through other comprehensive income, net of tax	504	(1,150)
Item that may be reclassified subsequently to statement of income:
Currency translation differences	(13)	4

Other comprehensive income for the period, net of tax	491	(1,146)

Total comprehensive income for the period	8,865	4,307

Total comprehensive income attributable to:
Equity shareholders of the Company	8,865	4,307

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

	Nine months ended 30 September
	2013	2012
Net cash inflow from operating activities	63,630	56,333
Net cash outflow from investing activities	(55,820)	(63,227)
Net cash (outflow)/inflow from financing activities	(7,057)	3,948

Net increase/(decrease) in cash and cash equivalents	753	(2,946)
Cash and cash equivalents, beginning of period	18,250	15,106
Effect of changes in foreign exchange rate	(34)	—

Cash and cash equivalents, end of period	18,969	12,160

Analysis of the balances of cash and cash equivalents:
Cash balances	7	8
Bank balances	18,962	12,152

	18,969	12,160

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2013

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services are referred to as the “mobile business”, the services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

2.	BASIS OF PREPARATION

The basis of preparation and the significant accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information for the nine months ended 30 September 2013 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2012.

(a)	Acquisition of Unicom New Horizon Telecommunications Company Limited

On 21 November 2012, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) entered into an equity transfer agreement with China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”, the ultimate holding company of the Company), pursuant to which CUCL agreed to acquire the entire equity interest in Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”) from Unicom Group for a total cash consideration of approximately RMB12,166 million. The principal activity of Unicom New Horizon is to lease its fixed-line telecommunications networks of the 21 provinces in Southern China to CUCL. The acquisition was completed on 26 December 2012.

In accordance with International Financial Reporting Standard/Hong Kong Financial Reporting Standard 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business because it only comprised the telecommunications network assets, cash, and related assets and liabilities. It did not have other inputs and processes such as license, subscriber base, management team and operating workforce etc to operate the fixed-line telecommunications business. Instead of operating the fixed-line telecommunications business, Unicom New Horizon could be able to generate economic returns by entering into lease arrangements for the telecommunications network assets. However, new lessees are not readily available in the market.

Accordingly, the Group accounted for the acquisition of Unicom New Horizon as an asset purchase transaction in accordance with International Accounting Standard/Hong Kong Accounting Standard 16, “Property, plant and equipment” on the date of purchase.

(b)	Going Concern Assumption

As at 30 September 2013, current liabilities of the Group exceeded current assets by approximately RMB227.2 billion (31 December 2012: approximately RMB254.1 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB212.8 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB90.7 billion was unutilised as at 30 September 2013; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes that it has ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the nine months ended 30 September 2013 has been prepared on a going concern basis.

3.	EARNINGS PER SHARE

Basic earnings per share for the nine months ended 30 September 2013 and 2012 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the nine months ended 30 September 2013 and 2012 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All dilutive potential ordinary shares for the nine months ended 30 September 2013 and 2012 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme and (iii) convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	Nine months ended 30 September
	2013	2012
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	8,374	5,453
Imputed finance cost on the liability component of convertible bonds	157	158

Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	8,531	5,611

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,620	23,565
Dilutive equivalent shares arising from share options	142	191
Dilutive equivalent shares arising from convertible bonds	922	907

Shares used in computing diluted earnings per share	24,684	24,663

Basic earnings per share (in RMB)	0.35	0.23

Diluted earnings per share (in RMB)	0.35	0.23

4.	CONVERTIBLE BONDS

On 18 October 2010, Billion Express Investments Limited (“Billion Express”), a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. Billion Express would at the option of a bondholder, redeem all and not some only of such bondholder’s convertible bonds on 18 October 2013 at their principal amount together with interest accrued and unpaid to the date fixed for redemption (the “Put Option”). The last day on which the bondholders may give notice to exercise the Put Option was 18 September 2013. As no bondholder has given notice to exercise the Put Option to require the redemption of their convertible bonds by 18 September 2013, such right has expired on that date. The convertible bonds are therefore classified as non-current liabilities as at 30 September 2013.

5.	EVENTS AFTER THE REPORTING PERIOD

CUCL issued the third tranche of super and short-term commercial paper for the year 2013 of an amount of RMB10 billion on 12 October 2013 and the fourth tranche of super and short-term commercial paper for the year 2013 of an amount of RMB10 billion on 21 October 2013, both with maturity date of 180 days from the date of issue.

FINANCIAL OUTLINE

Revenue

In the first three quarters of 2013, total revenue was RMB220.17 billion, up by 18.9% as compared to the same period of last year. Out of the total revenue, service revenue was RMB177.38 billion, up by 13.6% as compared to the same period of last year.

Scale growth in the mobile business. In the first three quarters of 2013, service revenue from the mobile business was RMB111.94 billion, up by 20.2% as compared to the same period of last year. The net addition of the mobile subscribers was 33.452 million in the first three quarters of 2013 and the total number of the mobile subscribers reached 272.764 million as at 30 September 2013. The average revenue per user per month (“ARPU”) was RMB48.6 for the mobile business in the first three quarters of 2013. Out of service revenue from the mobile business, service revenue from the 3G business was RMB64.65 billion in the first three quarters of 2013 and as a percentage of service revenue from the mobile business, there was an increase from 45.9% in the first three quarters of 2012 to 57.8% in the first three quarters of 2013. The net addition of 3G subscribers was 35.170 million in the first three quarters of 2013, and the number of 3G subscribers reached 111.626 million as at 30 September 2013. ARPU for 3G business was RMB76.5 in the first three quarters of 2013.

Stable growth in the fixed-line business. In the first three quarters of 2013, service revenue from the fixed-line business was RMB64.82 billion, up by 3.8% as compared to the same period of last year. Out of service revenue from the fixed-line business, service revenue from the broadband business1 was RMB34.19 billion, up by 10.2% as compared to the same period of last year and as a percentage of service revenue from the fixed-line business, there was an increase from 49.7% in the first three quarters of 2012 to 52.7% in the first three quarters of 2013. The net addition of the broadband subscribers was 5.543 million in the first three quarters of 2013, and the number of broadband subscribers reached 64.083 million as at 30 September 2013. ARPU for broadband business was RMB61.6 in the first three quarters of 2013.

Costs and expenses

In the first three quarters of 2013, total costs and expenses2 were RMB209.01 billion, up by 17.5% as compared to the same period of last year and 1.4 percentage points lower than the increase in total revenue in the first three quarters of 2013.

The Company continuously enhanced its network capacity and further expanded its network scale. As a result, depreciation and amortisation charge3 were RMB51.06 billion in the first three quarters of 2013, up by 12.2% as compared to the same period of last year and, as a percentage of service revenue decreased from 29.1% in the first three quarters of 2012 to 28.8% in the first three quarters of 2013.

The Company continued to strengthen costs control. Network, operation and support expenses were RMB24.67 billion, up by 2.5% as compared to the same period of last year and, as a percentage of service revenue decreased from 15.4% in the first three quarters of 2012 to 13.9% in the first three quarters of 2013.

In order to cope with the keen market competition, the Company accelerated key business development. As a result, selling and marketing expenses were RMB31.89 billion in the first three quarters of 2013, up by 25.6% as compared to the same period of last year. 3G terminal subsidy cost was RMB5.82 billion in the first three quarters of 2013 and, as a percentage of service revenue from 3G business decreased from 10.9% in the first three quarters of 2012 to 9.0% in the first three quarters of 2013.

Earnings

In the first three quarters of 2013, profit before income tax was RMB11.16 billion and profit for the period was RMB8.37 billion, up by 53.6% as compared to the same period of last year. Basic earnings per share was RMB0.355 in the first three quarters of 2013. EBITDA4 was RMB63.98 billion in the first three quarters of 2013, up by 16.8% as compared to the same period of last year. EBITDA as a percentage of service revenue was 36.1% in the first three quarters of 2013.

Note 1:	To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million. Correspondingly, service revenue from the broadband business included service revenue from the Internet leased line users. After adjustment, the service revenue from the broadband business changed from RMB29.39 billion to RMB31.02 billion in the first three quarters of 2012.

Note 2:	Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, costs of telecommunications products sold, other operating expenses, finance costs, interest income and other income-net.

Note 3:	The acquisition of the entire equity interest of Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”) from China United Network Communications Group Company Limited was completed on 26 December 2012. In accordance with International Financial Reporting Standard/Hong Kong Financial Reporting Standard 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business, therefore the acquisition of Unicom New Horizon was accounted as an asset purchase transaction in accordance with International Accounting Standard/Hong Kong Accounting Standard 16, “Property, plant and equipment” on the date of purchase. Depreciation and amortisation charges in the first three quarters of 2013 included depreciation and amortisation charges of RMB1.67 billion attributed by the assets of Unicom New Horizon.

Note 4:	EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

CAUTION STATEMENT

The Board wishes to remind investors that the unaudited financial information and the financial outline for the nine months ended 30 September 2013 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the nine months ended 30 September 2012 are extracted from the unaudited financial information of the Group; and the financial information for the year ended 31 December 2012 are extracted from the audited financial statements as contained in the 2012 Annual Report. Investors are cautioned not to unduly rely on financial data, statistics and comparison for the nine months ended 30 September 2013. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 24 October 2013

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny